UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tetraphase Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 12, 2020 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Toronto Transaction Corp. (“Purchaser”), a wholly owned subsidiary of Melinta Therapeutics, Inc. (“Parent”), to acquire the Company for an aggregate of $39.0 million in cash (representing consideration of $1.79 per share of Tetraphase common stock), plus contingent value rights (“CVRs”) representing the right to receive cash consideration based on the achievement of certain net sales milestones, in an aggregate amount of up to $16.0 million, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated June 12, 2020, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below:

Item 2. Identity and Background of Filing Person.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “Identity and Background of Filing Person—Tender Offer” on page 3 of the Schedule 14D-9:

“On June 24, 2020, Parent and Purchaser filed a final amendment to the Schedule TO terminating the Offer in connection with the termination of the Merger Agreement. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.”

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “Recommendation of the Tetraphase Board” is hereby amended and restated as follows:

“The Tetraphase Board, at a meeting held on June 23, 2020, by unanimous vote determined to withdraw its recommendation of the Offer and to terminate the Merger Agreement in order to enter into the La Jolla Merger Agreement (as defined in Item 4 below).

Accordingly, the Tetraphase Board does not recommend that Tetraphase’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.”

The subsection entitled “Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following disclosure at the end of such subsection:

“Later in the day on June 22, 2020, Melinta’s legal advisors notified WilmerHale that their client had reviewed the Determination Notice sent by the Company notifying Melinta that the Tetraphase Board had determined that the La Jolla Proposal was a Superior Offer, and that Melinta was willing to willing to waive its four business day “match rights” under the Melinta merger agreement to permit Tetraphase to, prior to the expiration of the otherwise applicable four business day “match period,” terminate the Melinta merger agreement, make a Company Adverse Change in Recommendation and pay to Melinta the required termination fee of $1,150,000 under the Melinta merger agreement. After receiving such correspondence, Tetraphase’s financial advisors at Janney Montgomery Scott LLC spoke with representatives of Deerfield and Melinta, and such representatives from Deerfield and Melinta confirmed that Melinta did not intend to propose any revisions to the terms of the Melinta merger agreement or make any other proposals such that the La Jolla Proposal would no longer constitute a Superior Offer.

Also on June 22, 2020, Tetraphase management provided an update to the Tetraphase Board of Melinta’s response and proposal to waive its “match rights.” Representatives of Janney and WilmerHale discussed Melinta’s proposal to waive its “match rights” under the Melinta merger agreement with La Jolla and La Jolla’s legal advisors, respectively, and agreed to work towards executing definitive documents regarding the La Jolla Proposal prior to the opening of United States securities markets for trading on June 24, 2020. During the course of June 22, 2020 and June 23, 2020, WilmerHale and counsel to Melinta finalized the terms of a letter agreement reflecting Melinta’s waiver of its “match rights” under the Melinta merger agreement, and Melinta delivered to Tetraphase a final, binding copy of such letter agreement, subject only to confirmation of release of Tetraphase’s signatures. During the course of June 22, 2020 and June 23, 2020, members of Tetraphase management contacted each of the holders of outstanding Tetraphase warrants containing Black-Scholes Put Provisions to finalize documentation regarding the treatment of their warrants in respect of the transactions contemplated by the La Jolla Proposal.

In the evening of June 23, 2020, the Tetraphase Board met telephonically to discuss the contemplated transactions, including its prior determination that the La Jolla Proposal constituted a Superior Offer, Melinta’s determination not to propose any revisions to the terms of the Melinta merger agreement or make any other proposals such that the La Jolla Proposal would no longer constitute a Superior Offer, that all holders of warrants with Black-Scholes Put Provisions had agreed to execute support agreements or exchange agreements, as the case may be, and that La Jolla had delivered final, binding copies of the transaction documents, subject only to approval of the Tetraphase Board and release of Tetraphase’s signatures. Members of the Tetraphase management team, representatives of WilmerHale and Janney also participated in this meeting. Janney delivered to the Tetraphase Board an oral opinion, which was later confirmed in writing, stating that the Offer Price to be received in the offer and the merger under the La Jolla Proposal was fair, from a financial point of view, to the common stockholders of Tetraphase. The Tetraphase Board unanimously determined, among other things, to withdraw its recommendation of the Offer and the Merger, approve the termination of the Melinta merger agreement and approve the merger agreement with La Jolla (the “La Jolla Merger Agreement”). Following this board meeting, Tetraphase confirmed to Melinta that its signatures to the letter agreement confirming Melinta’s waiver of its “match rights” were released. Early in the morning on June 24, 2020, Tetraphase executed the La Jolla Merger Agreement and related documentation and, substantially concurrently, paid to Melinta the termination fee of $1,150,000 required under the Melinta merger agreement.

On June 24, 2020, the Company issued a press release announcing the execution of the La Jolla Merger Agreement and the termination of the Melinta merger agreement. A copy of the press release issued on June 24, 2020 is attached hereto as Exhibit (a)(5)(C).

Later in the day on June 24, 2020, Parent and Purchaser filed a final amendment to the Schedule TO terminating the Offer in connection with the termination of the Melinta merger agreement. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) the Exhibit as follows:

(a)(5)(C)	Press Release, dated June 24, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2020

TETRAPHASE PHARMACEUTICALS, INC.

By:	/s/ Maria Stahl
Name:	Maria Stahl
Title:	Chief Business Officer and General Counsel